

MACKENZIE HUGHES LLP

April 10, 2013

SEC
Mail Processing
Section

APR 11 2013

Washington DC
401

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Patriot Federal Bank – FORM 1-A/A Submission: Second Amendment

Dear Sir/Madam:

Please find enclosed eight total copies of Patriot Federal Bank's Form 1-A/A, Amendment 2. Seven copies are in clean format and one copy is in redline format so that you may more easily see the changes made to address the Commission's comment letter of April 10, 2013.

One of the seven clean copies contains an original signature page. Josh Samples of the Commission has been the lead reviewer for this proposed offering.

Please feel free to call me to discuss any issues.

Very truly yours,

MACKENZIE HUGHES LLP

Michael T. Stanczyk

MTS/eg

Enclosures

MICHAEL T. STANCZYK
ATTORNEY AT LAW
DIRECT DIAL: (315) 233-8262
FAX: (315) 474-4216
EMAIL: MSTANCZYK@MACKENZIEHUGHES.COM

{M0250704.1 25782-0001}

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